

02006894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2002

SEC FILE NUMBER
8- 46462

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Zanett Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 E. 57th Street, 15th Floor

(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. McCarthy (646) 521-8502

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McEnerney, Brady & Company, LLC

(Name — if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 320	Livingston,	NJ	07039
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, David M. McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Zanett Securities Corporation, as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

David McCarthy
Signature

Chairman
Title

Diane Elkas Grinnell
Notary Public

DIANE ELKAS GRINNELL
Notary Public, State of New York
No. 24-4921282
Qualified in Kings County
Certificate Filed in New York County
Commission Expires February 29, 2006

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Certified Public Accountants

McEnerney, Brady & Company, LLC
293 Eisenhower Parkway, Suite 320
Livingston, N.J. 07039
(973) 535-2880 FAX (973) 535-5893

THE ZANETT SECURITIES CORPORATION

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

THE ZANETT SECURITIES CORPORATION
TABLE OF CONTENTS

Certified Public Accountants
293 Eisenhower Parkway, Suite 320
Livingston, New Jersey 07039
(973) 535-2880
Fax (973) 535-5893

McENERNEY, BRADY & COMPANY, LLC

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
The Zanett Securities Corporation
New York, New York

We have audited the accompanying statement of financial position of The Zanett Securities Corporation as of December 31, 2001 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well a evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Zanett Securities Corporation as of December 31, 2001 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibits I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McEnerney, Brady & Co., LLC

McEnerney, Brady & Company, LLC

Livingston, New Jersey
February 14, 2002

THE ZANETT SECURITIES CORPORATION
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2001

ASSETS

Current Assets:	
Cash	$ 66,857
Investments – Chase (Money Market)	10,886
Prepaid income taxes	21,153
Advisory fees receivable (net of allowance for doubtful accounts of $39,650)	31,350
Prepaid rent	66,134
Officer loans	500
Due from affiliates	18,579
Other current assets	1,068
Total Current Assets	216,527
Fixed Assets:	
Office equipment, at cost, net of accumulated depreciation of $27,987	70,550
Other Assets:	
Security deposits	637,560
Interest receivable – security deposits	29,769
Decorative furnishings and office artwork	55,666
Total Other Assets	722,995
Total Assets	$1,010,072

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts payable and accrued expenses	$ 50,229
Total Liabilities	50,229
Commitments and Contingencies	
Stockholders' Equity:	
Common stock - $1.00 par value authorized 200 shares, issued and outstanding 200 shares	200
Additional paid-in capital	1,650,000
Deficit	(690,357)
Total Stockholders' Equity	959,843
Total Liabilities and Stockholders' Equity	$1,010,072

See the notes to financial statements.

THE ZANETT SECURITIES CORPORATION
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

Revenues:	
Private placement fees	$ 85,000
Rental income	374,050
Expense reimbursements - affiliate	25,000
Management fee – affiliate	24,000
Advisory/monitoring fees	248,820
Investment income	12,888
Settlements	45,000
Rebates	31,267
Expense allowances – placements	16,500
Net Revenues	862,525
Operating Expenses:	
Commissions	75,750
Payroll – stockholder	13,135
Payroll – other employees	90,485
Payroll taxes and benefits	19,946
Leased employees compensation/benefits	555,014
Legal fees	295,573
Rent	675,200
Insurance	16,782
Delivery	9,485
Office expense	16,100
Communications	83,414
Computer repairs/maintenance	40,324
Bad debts	54,750
Travel and entertainment	34,706
Transportation expenses	7,205
Printing and postage	5,088
Contributions	1,150
Other taxes	39,525
Dues and subscriptions	4,103
Utilities	32,099
Advertising	4,928
Professional fees	28,343
Payroll processing and bank fees	1,091
Depreciation	14,128
Consulting fees	5,786
Conferences	275
Tax penalty	270
NASD fees and assessments	5,032
Total Operating Expenses	2,129,687
Loss before Provision for Income Taxes	(1,267,162)
Provision for State and City Income Taxes	-
Net Loss	$(1,267,162)

See the notes to financial statements.

THE ZANETT SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance at January 1, 2001	$200	$ 647,000	$576,805	$1,224,005
Paid in Capital	-	1,003,000	-	1,003,000
Net Loss	-	-	(1,267,162)	(1,267,162)
Balance at December 31, 2001	$200	$1,650,000	$ (690,357)	$ 959,843

See the notes to financial statement.

THE ZANETT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:	
Net Loss	$(1,267,162)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Interest receivable (security deposit)	(10,002)
Depreciation	14,128
Bad debt expense	54,750
(Increase) decrease in assets:	
Advisory fees receivable	(42,100)
Prepaids and other current	29,682
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(16,950)
Income and payroll taxes payable	(16,111)
Accrued commissions	(17,040)
Net Cash Used in Operating Activities	(1,270,805)
Cash Flows from Investing Activities:	
Purchases of office equipment	(2,312)
Payments of security deposits	(5,160)
Investments – Chase (Money Market)	(10,886)
Net Cash Used in Investing Activities	(18,358)
Cash Flows from Financing Activities:	
Loans payable	(75,000)
Due from affiliates	(18,579)
Capital contribution – stockholders	1,003,000
Net Cash Provided by Financing Activities	909,421
Net Decrease in cash	(379,742)
Cash, January 1, 2001	446,599
Cash, December 31, 2001	$ 66,857
Other disclosures:	
Income tax paid during year	$ 24,350
Interest paid during year	$ -

See the notes to financial statements.

THE ZANETT SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is registered as a broker-dealer located in uptown New York City that engages in the private placement of securities pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company provides consulting, research and related services to corporations in connection with private placements. The Company arranged for the licensing of approximately one-half of its leased office space during 2001. The Company is affected by economic, political, September 11, 2001 terrorist activities, and competitive market conditions. The company does not require collateral as security for its receivables.

Recognition of Revenues and Expenses

The Company's revenues and expenses are recorded on the date of the private placement settlement. Fee income is recorded on the dates earned from customers and expenses are recorded as they are incurred. The Company's owners exercise discretion over concessions, discounts, and allowances on private placement fees granted to certain investors. These deductions are generally not received by the Company, as they are refunded direct from the Company's attorney's escrow account. The advisory and monitory fee revenue was derived from six (6) customers and represented twenty-eight percent (28%) of net revenues for 2001. The rental fees earned from ten (10) subtenants represented approximately 45% of the 2001 net revenues.

Organization Costs

Start-up costs are fully amortized at December 31, 2001. The amortization was recorded over a five (5) year period.

Depreciation

Office equipment cost is depreciated over a seven (7) year period. Betterments are capitalized and repairs are expensed as incurred.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

THE ZANETT SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company, with consent of its stockholders, elected to be treated as an S corporation for Federal, New York State, and New York City income tax purposes. S corporations are not taxable entities for Federal tax purposes, although state minimum filing fees and city income taxes are payable annually. The City of New York assesses a tax on net income (adjusted for an add-back of a percentage of officers' compensation). The Federal and New York State tax on the income of the S corporation is paid personally by the stockholders of the Company (even if the income is not distributed to the stockholders in the form of cash or other assets).

Cash Equivalents

The Company defines cash equivalents as highly liquid investments with maturity dates of ninety (90) days or less from the date of purchase.

Concentrations of Credit Risk

The Company maintains its cash accounts at various financial institutions and the balances in the accounts exceed the FDIC insured limited of $100,000 at various times throughout the year.

Advertising

Non-direct response advertising costs are expensed as incurred.

NOTE 2 – COMMITMENTS

The Company leases office space in New York City under lease agreements, which expire October 31, 2002 and April 30, 2005. The future minimum lease commitments under the leases at December 31, 2001 are as follows:

	Lease 1	Lease 2
Years Ended December 31, 2002	$40,000	$ 627,200
2003	-	627,200
2004	-	627,200
2005	-	209,067
	$40,000	$2,090,667

Lease 2 requires additional rent for after hours cleaning, heating, ventilation, air conditioning, elevator, and building charges (real estate taxes, etc.)

NOTE 3 - INVESTMENTS

The Zanett Securities Corporation employees receive warrants in connection with certain private placements they perform. The Company's practice is to have the warrants issued directly to employees/stockholders as soon as practicable after the private placement settlement. The Company values the warrants it holds at December 31, 2001 at zero because the warrants' exercise prices are below the quoted National Exchange market prices at December 31, 2001.

THE ZANETT SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 4 – LITIGATION/GAIN CONTINGENCY

The Zanett Securities Corporation is named in litigation related to services provided at various times. The Company was involved in an arbitration pending before the National Association of Securities Dealers during 2001 with a claim for breach of contract. The claim was settled and the Company did not incur any financial obligation resulting from the settlement.

A former employee of the Company filed a claim seeking $20,000 for an unpaid sign-on bonus. The Company is vigorously contesting the claim and is hopeful the individual will not prevail. No amounts have been accrued for this contingency as at December 31, 2001.

NOTE 5 – RELATED PARTY TRANSACTIONS

A. One of the Company's fifty percent (50%) stockholder is also a shareholder in a firm which provides consulting services to an entity which was a partial investor in the private placements closed by the Company during 2001.

B. Expense reimbursements for management fees and website development were recognized from a related party and amounted to approximately $51,000 for 2001. The related party is a public company controlled by the stockholders of the Zanett Securities Corporation. Zanett Securities is corporation due $18,579 from the affiliate as at December 31, 2001.

NOTE 6 – PENSION AND PROFIT SHARING PLANS

The Company's owners unanimously approved the adoption of a discretionary profit sharing and a money purchase pension plan during 1997. The Company's employees are eligible to participate in the plan subject to certain age and years of service requirements. The Company elected not to contribute to the plans during 2001.

NOTE 7 – MINIMUM NET CAPITAL

The Company is required to maintain $5,000 of minimum net capital in compliance with the Securities and Exchange Commission (SEC) rule 15c3-1. The Company appears to be in compliance with its minimum net capital requirements at December 31, 2001.

NOTE 8 – ECONOMIC DEPENDENCY/PAID IN CAPITAL

The Company received $1,003,000 in paid in capital contributions during 2001 to cover the 2001 net loss. The Company is economically dependent upon future capital contributions at December 31, 2001 (due to the negative impact of an economic recession in the United States of America, the effects of the September 11, 2001 terrorist activities in New York City and their impact on available capital to finance private placements in the future).

NOTE 9 – FAIR MARKET VALUES OF FINANCIAL INSTRUMENTS

The Company's recorded values approximate fair market values as at December 31, 2001.

EXHIBIT 1
THE ZANETT SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Net Capital Computation:

Total Assets	$1,019,837
Total Liabilities	(50,229)
Net Worth	969,608
Subordinated Loans (approved)	-
Adjusted Net Worth	969,608
Deduct:	
Non-allowable assets:	
Prepaids and other current	(138,784)
Fixed and other assets	(803,310)
Tentative Net Capital	27,514
Haircuts (cash mgmt/money market = 10,886 x .02 = 218)	(218)
Net Capital	27,296
Minimum Net Capital Required	(5,000)
Excess Net Capital	$ 22,296

Certified Public Accountants
293 Eisenhower Parkway, Suite 320
Livingston, New Jersey 07039
(973) 535-2880

McENERNEY, BRADY & COMPANY, LLC

EXHIBIT 2
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY SEC RULE 17a-5

Board of Directors
The Zanett Securities Corporation
New York, New York

In planning and performing our audit of the financial statements and supplementary information (Exhibit 1) of The Zanett Securities Corporation for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by The Zanett Securities Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) making quarterly securities examinations, counts, verifications, and comparisons;

2) recordation of differences required by Rule 17a-13; and

3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

EXHIBIT 2 (Continued)

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

McEnerney, Brady & Co. LLC

Livingston, New Jersey
February 14, 2002

McEnerney, Brady & Company, LLC